Filed by Emerson Electric Co.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Aspen Technology, Inc.
Commission File No.: 001-34630

1 Emerson Confidential Emerson and Aspen Technology Creating an Enhanced High - Performance Industrial Software Leader October 11, 2021

2 Today’s Presenters Lal Karsanbhai President and Chief Executive Officer Frank Dellaquila Sr. Executive Vice President and Chief Financial Officer Antonio Pietri President and Chief Executive Officer Chantelle Breithaupt Sr. Vice President and Chief Financial Officer

3 Agenda 1 Emerson Strategic Vision and Transaction Overview 2 Strategic Rationale for New AspenTech 3 Financial Highlights for New AspenTech 4 Financial Highlights for Emerson and Next Steps 3

4 Emerson Strategic Vision and Transaction Overview Lal Karsanbhai President and Chief Executive Officer

Accelerating Emerson's Software Strategy

- Emerson is acquiring a controlling interest in Aspen Technology ("AspenTech"), a leading global industrial software company, by contributing cash and complementary software businesses
- Emerson has been advancing our industrial software portfolio for more than a decade, building on our strong foundation in intelligent devices and advanced control systems
- Our customers are accelerating their investment in software as workflow automation helps to drive improvement in safety, reliability, emissions and productivity
- The transaction creates an enhanced high-performance industrial software leader bringing a highly competitive offering to Emerson and AspenTech customers across diversified industries
- Transaction is structured as a "win-win" for Emerson and AspenTech shareholders creating significant value enabled by the strength of the combined platform

Emerson and AspenTech Creating an Enhanced High-Performance Industrial Software Leader

Significant Value Creation for Emerson and AspenTech Shareholders

Driving Double-Digit Top-Line Growth

EMERSON. aspentech

5

A Win-Win Transaction Structure

Emerson acquires majority stake in highly strategic business to accelerate Emerson's software growth strategy

Cash value to AspenTech shareholders plus continued ownership of new, more valuable, well-diversified company

- Strong platform for growth for both AspenTech and Emerson shareholders across diversified end markets
- New AspenTech is 55% owned by Emerson and 45% owned by existing AspenTech shareholders
- New AspenTech maintains a strong balance sheet that is well-positioned for future acquisitions
- Software-focused culture with ability to incentivize talent in line with industry standards
- New AspenTech is a publicly traded company trading on NASDAQ under AZPN ticker



Emerson
AspenTech Shareholders
Assets + $6B Cash
AspenTech Shares
55%
New AspenTech
45% + $6B Cash
Emerson OSI and Geological Simulation Software Assets
Existing AspenTech Assets

EMERSON. aspentech

6

7 Two Global Platforms Purpose Driven Company We drive innovation that makes the world healthier , safer , smarter and more sustainable Innovation Leader Serving Essential Industries 21,000+ Patents 11,000+ Engineers 54 Global Engineering Centers Life Sciences, Power, Energy Historically Strong Value Creation and Operational Execution Leading Gross Margins Free Cash Flow Conversion >100% of Net Income On Track to Meet 2023 Margin Commitments Emerson Is a World Leader in Industrial Automation Note: Financials as of 2021. ¹ Non - GAAP operating margin ~$18.4B Revenue ~23% Adj. EBITDA Margin ~87,000 Employees 67% Automation Solutions Commercial & Residential Solutions 33% Note: Based on Emerson 2021 guidance for fiscal year ended 30 - Sep - 2021

High-Growth ~$60B Industrial Software Opportunity






ENGINEERING & DESIGN

- Architectural Engineering & Construction
- Engineering Design Tools
- Product Lifecycle Management
- Geology & Geophysics

CONTROL

- Advanced Process Control & Optimization
- Operator Training Simulators
- Alarm Management
- Human Machine Interface

PRODUCTION MANAGEMENT

- Manufacturing Execution Systems
- Quality Management Systems
- Analytics and Visualization
- Environmental, Health & Safety
- Process Simulation & Optimization
- Lab Information Management Systems
- Power Transmission & Distribution Software

ASSET RELIABILITY

- Plant Asset Management
- Enterprise Asset Management
- Asset Integrity
- Field Service Management

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8

9 $0 $150 1990 2000 2010 2020 Customer Software Adoption Is Driving Investment Industrial Software Growth Outpacing PP&E by ~2.5x U.S. Manufacturing Annual Investments ($B) Software PP&E ~10% CAGR ~4% CAGR Driven by Pursuit of Top Quartile Performance 9 SAFETY RELIABILITY ENERGY & EMISSIONS PRODUCTION Source: Bureau of Economic Analysis and Bank of America analysis

Emerson Is Contributing ~$0.3B of Standalone Software to New AspenTech While Retaining ~$1.0B of Control-Related Software

2020 Automation Solutions Pro Forma Revenue Including OSI Inc.


$1.3B
Data Management
$1.4B
Control
$8.7B
Intelligent Devices
EMERSON TODAY
CONTRIBUTED STANDALONE SOFTWARE (~$0.3B)
OSI Inc.
Geological Simulation Software
aspentech
CONTROL-RELATED SOFTWARE (~$1.0B)
TIED TO CONTROL SYSTEMS AND SALES CHANNEL
DeltaV Application Software
Ovation Application Software
Automation System Management
+
EMERSON
Use strategic alliance with AspenTech for expansion

10

New AspenTech Will Be a High-Performance Industrial Software Leader

aspentech + **EMERSON** (OSI Inc. and Geological Simulation Software) = **New AspenTech:** High-Performance Industrial Software Leader

aspentech

- Pure-play software leader in asset optimization
- Enables digital transformation for capital-intensive industries
- Mission-critical products with complete end-to-end solutions
- Well-positioned to deliver on Industrial AI

EMERSON – OSI Inc. and Geological Simulation Software

- OSI Inc.
  - Leading transmission and distribution platform
  - Digitizes and modernizes electric grid
- Geological Simulation Software
  - Leading subsurface modeling and dynamic simulation software
- Combined differentiated software and domain expertise

New AspenTech: High-Performance Industrial Software Leader

- Significant scale
- Diversified end markets
- Complementary software suites
- Leading software platform for industrial automation end markets
- Commercial benefits from Emerson ecosystem
- Strong platform for growth through acquisitions

>$1B
Pro Forma Revenue

Mid Teens
Annual Spend Growth[1]

~$490M
Pro Forma Adj. EBITDA

~$360M
Pro Forma Annual Free Cash Flow

EMERSON aspentech

Note: Emerson figures reflect fiscal year ending 30-Sep-2022; AspenTech figures reflect fiscal year ending 30-Jun-2022; before synergies
[1] Reflects 2021 – 2026 Annual Spend CAGR, before synergies

11

New AspenTech Will Have Transformational Asset Lifecycle Optimization Opportunities Across Diverse Industries



ENGINEERING / MODELING AND DESIGN
OPTIMIZE PRODUCTION AND OPERATIONS
ASSET PERFORMANCE MANAGEMENT
Process
Hybrid[1]
Power Transmission & Distribution
Geological Simulation
Processing & Imaging
Formation Evaluation
Geologic Modeling
Reservoir Engineering
Production Modeling & Optimization
aspentech
aspentech
OSI Inc.
SCADA
DERMS
Outage Management
Network Management
Substation Automation
Generation Management
Distribution Management

EMERSON. aspentech

[1] Includes Life Sciences, Metals & Mining, Food & Beverage, and Pulp & Paper

12

Transaction Highlights

Compelling combination structured to position Emerson and New AspenTech for long term success

Advantaged Structure	• Emerson contributes industrial software businesses (OSI Inc. and Geological Simulation Software) and $6.0B cash to New AspenTech • New AspenTech fully diluted ownership at closing: 55% Emerson, 45% current AspenTech shareholders • Consideration to AspenTech: ~$87[1] per share in cash and 0.42 shares of New AspenTech per share of current AspenTech stock • Represents value of ~$160 per AspenTech share before synergies; implies a premium of ~27%[2]; ~40%[2] including synergies[3]
High-Performance Software Leader	• >$1B pro forma revenue and ~$490M pro forma adjusted EBITDA, ~45% margin (before synergies)[4] • Double-digit annual spend growth CAGR to 2026, strong recurring revenue and cash flow • $110M EBITDA from revenue and cost synergies to be realized by 2026, <1x cost to achieve • Additional $45M of EBITDA synergies at Emerson • Well-diversified with exposure to high-growth end markets
Governance and Management	• Comprehensive governance agreement • Antonio Pietri, current President and CEO of AspenTech, will be President and CEO of New AspenTech • 9-member Board, Emerson to nominate Board majority consistent with ownership; Jill Smith, current AspenTech chair, to serve as chair of New AspenTech • Arms-length commercial and operating term sheets in place • New AspenTech is an independent public company that will trade on NASDAQ under the ticker AZPN
Timing and Next Steps	• Transaction subject to customary closing conditions, including a shareholder vote at AspenTech • Expected closing in calendar Q2 2022

EMERSON. aspentech

[1] Based on fully diluted share count of ~69.1M as of signing, including shares underlying retention programs; actual cash per share payment will be calculated at closing based on the fully diluted share count at that time
[2] Based on unaffected stock price as of 06-Oct-2021
[3] Estimated synergy value of $2.4B
[4] Emerson figures reflect fiscal year ending 30-Sep-2022; AspenTech figures reflect fiscal year ending 30-Jun-2022

13

Transaction Unlocks Substantial Value for Emerson Shareholders

Own a Highly Valued Pure-Play Industrial Software Leader

- Accelerates and unlocks value of Emerson's software strategy and builds a ***higher growth, more diversified and sustainable portfolio***
- Creates meaningful value from synergies and business model transformation with significant upside from acquisition opportunities

EMERSON. aspentech

VALUE CREATION FOR EMERSON OVER TIME

$6.0B in Cash $2.5B in Assets OSI Inc. Geological Simulation Software	→	55% New AspenTech *Combined 2022 Adj. EBITDA*[1] $490M *@ 27x – 34x* *2022 Adj. EBITDA Multiple*[2]
$8.5B		**~$9B – $11B**[3]

VALUE DRIVERS

1. Optimize performance of contributed assets as part of a pure-play software company
2. Access to complementary portfolio that enables significant growth opportunities
3. Platform with strong equity currency to pursue diverse opportunity set

[1] Combined Adj. EBITDA before synergies; Emerson figures reflect fiscal year ending 30-Sep-2022, AspenTech figures reflect fiscal year ending 30-Jun-2022
[2] Represents range of average of peer median multiple over last 3 years (27x) to current peer median multiple (34x); peers include ANSYS, Autodesk, AVEVA, Bentley Systems, Dassault Systemes and PTC; market data as of 06-Oct-2021
[3] Includes 55% of $2.4B synergy value at New AspenTech and 100% of $600M synergy value at Emerson

14

15 Strategic Rationale for New AspenTech Antonio Pietri President and Chief Executive Officer

16 Comprehensive Asset Optimization Software Engineering Manufacturing & Supply Chain Asset Performance Management / AIoT Hub Global and Diversified Customer Base 2,400+ total customers including 80% - 100% of the largest 20 companies across our key industries Mission - Critical, High Value $59B Annual Value Created 100:1 Value to Cost Ratio Enabling Sustainability Powerful Secular Trends Digitalization Sustainability End Market Dynamics AspenTech Is a World Leader in Industrial Asset Optimization Software Note: Financials as of 2021. ¹ Non - GAAP operating margin ~$720M Revenue 7% Annual Spend Growth (2016 - 2021) 1 ~$380M Adj. EBITDA ~$280M Free Cash Flow Note: Reflects estimated AspenTech financials for fiscal year ending 30 - Jun - 2022 ¹ AspenTech 2016 – 2021 results (Jun - FYE)

AspenTech Is Receiving High-Quality Software Businesses Serving Complementary End Markets



OSI Inc.

- Real-time management and optimization of Power Transmission and Distribution networks ensuring grid robustness and efficiency
- Well-positioned to capitalize on Transmission & Distribution mega trends: decarbonization, digitization, and decentralization
- 2022E Revenue: ~$220M; double-digit growth



Geological Simulation Software

- Paradigm and Roxar software solutions
- Subsurface characterization of geological formations from seismic to dynamic simulation connecting reservoirs to operational activities to optimize production
- 2022E Revenue: ~$130M; single-digit growth

~$350M
Revenue

~11%
YoY Revenue Growth

~$110M
Adj. EBITDA

~$80M
Free Cash Flow

EMERSON. aspentech

Note: Reflects estimated OSI Inc. and Geological Simulation Software financials for fiscal year ending 30-Sep-2022

17

18 18 Accelerating Scale and Diversification for a Global Industrial Software Leader Best - in - class, global industrial software company Deep domain expertise, leadership serving energy, chemical, power & utilities, EPC, pharmaceuticals, and other asset - intensive process end markets Mission - critical software products span entire capital asset lifecycle – design, operate, maintain Expanded commercial relationship with Emerson provides powerful go - to - market, expansive customer base, and domain expertise in existing and new end markets Strong financial profile – highly recurring revenue, high margin, and strong free cash flow OSI Inc. and Geological Simulation Software Strong platform and capabilities to increase growth through strategic acquisitions Significant synergy opportunity – revenue, costs, and value through business model transformation

New AspenTech Is Aligned With Customers' Sustainability Needs in Current and New Energy Transition Markets

Reduced Emissions	**Aspen DMC**	Dow Chemical has achieved $700M in cumulative savings and 80% emissions reductions over 9 years by increasing energy efficiency by 9% across 15 sites	**Typical Results** • 30% CO_2 reduction • 15% energy savings • 10%+ decrease in water usage
Electrical Grid Modernization	**OSI EMS / ADMS** monarch™	Salt River Project, the 3rd largest U.S. public utility, leverages OSI EMS and ADMS to help reach goal of 65% carbon emission reduction by 2035 while serving >2 million customers	**Typical Results** • System resilience and efficiency • Distributed energy resource management (DERMs) • Demand response
Carbon Capture	**Aspen Plus + Geological Simulation**	Aspen Plus with ACM simulates thermal process with carbon capture while Emerson Geological Simulation Software provides carbon storage optimization	**Typical Results** • Carbon capture and process simulation • Logistics supply chain planning and scheduling • Subsurface sequestration flow modeling and optimization
Circular Economy	**Aspen Supply Chain Planner**	Waste reduction, recycling, renewable feedstocks, innovation – supply chain visibility reduced waste and enabled CO_2 emission reduction by 135,000 MT at FP Corporation	**Typical Results** • Reduction in waste • Improving material efficiencies • Reusing of existing materials and products

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19

AspenTech Will Transform the OSI Inc. and Geological Simulation Software Business Models

EMERSON
OSI Inc. and Geological Simulation Software

Today

OSI Inc. today is primarily a solution sale comprised of perpetual licenses with annual maintenance and significant implementation services

Geological Simulation Software today is primarily a term license with annual maintenance selling model

NEW AspenTech

High-Performance Industrial Software Leader

Business and Commercial Transformation

Long-term contracts (5+ years) and token-based recurring revenue model, features annual payments in advance with annual price escalations

Annual spend represents an estimate of the annualized value of our portfolio of term license agreements

Token-model ensures customers can easily increase usage of software; enables access / exchange between products and improved customer insight

Transforming OSI Inc. and Geological Simulation Software → **More Software, Higher Adoption, More Recurring Business Model**

EMERSON aspentech

20

Significant Revenue and Cost Synergy Opportunities at New AspenTech

Synergy opportunities across the combined business

Revenue
Deliver Higher Value to Customers With Joint Platform

- Drive differentiated T&D asset management offering on a unified platform
- Enable "Big Loop" asset modeling and optimization
- Best-in-class digital transformation portfolio for the automation end market
- Expanded strategic alliance between Emerson and AspenTech

Business Model Transformation
Leveraging AspenTech Expertise

- Expand recurring sales through flexibility provided to customers by transitioning OSI Inc. and Geological Simulation software to token models
- Commercialize recurring value of certain service offerings into token support features through standardization

Cost
Capture Scale Efficiencies

- Leverage joint R&D and SG&A organizations
- Optimize spend through rationalization at greater scale

~$110M
total EBITDA from synergies by year 5

~$40M
of total from cost saving opportunities

~$2.4B
estimated value of net synergies

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21

New AspenTech Is an Enhanced Platform for Future Industrial Software Acquisitions

Strategic Benefit
Wider Access to Targets

- Broader industry expertise
- Comprehensive portfolio of software
- Global sales channel and access to $120B Emerson installed base
- Access to additional diversified, high-growth industry verticals
- Acceleration of transformative M&A in end markets and product adjacencies

Financial Benefit
Ability to Complete More / Larger Deals

- Larger scale and financial capacity
- High-multiple equity currency attractive to targets
- Leverage Emerson M&A expertise in end markets and integration capabilities
- Enhanced financial platform with increased access to capital

Adjacent Areas of Opportunity (~$13B)

- Enterprise Asset Management
- Environment, Health, Safety & Quality
- Field Services Management
- Lab Information Management
- Manufacturing Execution Systems

EMERSON aspentech
22

Accelerating AspenTech Strategic Roadmap

Transaction addresses strategic priorities from 2021 AspenTech Investor Day

Strategic priority	Transaction impact
✓ Penetrate existing customer base	*Geological Simulation Software products into AspenTech base*
✓ Drive increased usage and adoption into the existing customer base	*Usage of Geological Simulation / AspenTech products into respective base*
✓ Leverage existing capabilities for energy transition and circular economy	*OSI Inc. adds leading, high-growth play on electrification*
✓ Grow APM and AIoT into existing and new customer base	*T&D highly attractive end market with significant growth potential*
✓ Increase Total Addressable Market through organic and inorganic innovation	*OSI Inc. adds large new end market / Geological Simulation adds new end market in energy*
✓ Expand to adjacent industries and market segments	*OSI Inc. adds large new end market / Geological Simulation adds new end market in energy*

Then (2025 Target)
~$1B Annual Spend

Now (Pro Forma 2026 Target)
~$1.5B Annual Spend

EMERSON. aspentech

23

24 Financial Highlights for New AspenTech Chantelle Breithaupt Sr. Vice President and Chief Financial Officer

New AspenTech Will Have Greater Scale and Faster Growth With Sustained High Margins and Cash Flow

	EMERSON. OSI Inc. and Geological Simulation Software		aspentech		New AspenTech High-Performance Industrial Software Leader
Revenue	~$350M	+	~$720M	=	**~$1,070M**
Annual Spend	~$140M	+	~$660M	=	**~$800M**
5 Year Growth Outlook	Low Teens	+	Low Teens	=	**Mid Teens With Synergies**
Adj. EBITDA	~$110M	+	~$380M	=	**~$490M**
Adj. EBITDA (%)	Low 30s %	+	Low 50s %	=	**Mid 40s %**
Free Cash Flow	~$80M	+	~$280M	=	**~$360M**

EMERSON. aspentech

Note: Emerson figures reflect fiscal year ended 30-Sep-2022; AspenTech figures reflect fiscal year ended 30-Jun-2022; for AspenTech figures, 2022 Annual Guidance assumes 6% growth (midpoint of 5-7% 2022 guidance) off 2021A Annual Spend; 2022 Adj. EBITDA based on midpoint of GAAP Operating Income guidance with management adjustments for D&A (ex. Amort. of Cap. Software) and SBC adjustments; combined Revenue, Annual Spend, Adj. EBITDA, Adj. EBITDA margin and Free Cash Flow are before synergies

25

26 ~$1.5B 2026 Target Annual Spend New AspenTech Will Have a Consistent Target Model With Greater Industry Diversification and Investment Opportunities Annual Spend Growth 12%+ New AspenTech Target Model Software Mix Non - GAAP Operating Margin Free Cash Flow Margin 4 AspenTech Target Model 3 87 - 90% 47 - 50% 41 - 44% ¹ Software includes license and maintenance revenue ² Revenue by geography based on 2021A (June) financials for AspenTech and 2021E (September) financials for OSI Inc. and Geolo gic al Simulation Software ³ As presented in February 2021 AspenTech Investor Day 4 Defined as free cash flow divided by annual spend x x x x 86% 14% Software 1 Services 47% 26% 27% Americas 2 Asia, Middle East & Africa 2 Europe 2 22% Power Transmission & Distribution 20% 20% 18% 16% 4% Midstream / Downstream Upstream Chemical EPC Other

Transaction Unlocks Substantial Value for AspenTech Shareholders

Transaction Equity Value

	$B
AspenTech Equity Value	~$8.5
OSI Inc. and Geological Simulation Software	~$2.5
Transaction Value (Before Synergies)	**~$11.0**
(+) Synergy Value	~$2.4
Total Transaction Value	**~$13.4**

Value Per AspenTech Share

	$B	Per Share
Cash	~$6.0	~$87[1]
~45% of New AspenTech Before Synergies	~$4.9	~$73
~45% of Synergies	~$1.1	~$16
Total Transaction Value	**~$12.0**	**~$176**

Premium Offered

(vs. Unaffected Stock Price As of October 6th, 2021)

~$160 per share before synergies	**~27%**
~$176 per share including synergies	**~40%**

EMERSON. aspentech

Note: Market data as of 06-Oct-2021

[1] Based on fully diluted share count of ~69.1M as of signing, including shares underlying retention programs; actual cash per share payment will be calculated at closing based on the fully diluted share count at that time

27

28 Financial Highlights for Emerson and Next Steps Frank Dellaquila Sr. Executive Vice President and Chief Financial Officer

Financial Highlights for Emerson

VALUE CREATION

- Significant value for Emerson shareholders from New AspenTech ownership share and synergies in both companies
- Partnership history with AspenTech supports quick ramp-up of commercial activity

GAAP REPORTING

- New AspenTech will be fully consolidated in Emerson's financial statements
- Adjusted EPS[1] accretion after year one

FINANCIAL STRENGTH

- Emerson maintains its strong investment grade balance sheet and capital allocation flexibility
- Commitment to increasing dividend
- Value-accretive M&A will continue
- Strong cash flow enables growth investments and rapid deleveraging

EMERSON aspentech

[1] Adjusted EPS excludes restructuring, amortization, and first year purchase accounting related items

29

30 Enhanced Commercial Alliance to Drive $45M of EBITDA Synergies at Emerson Expanded Strategic Alliance Next Generation Digital Transformation Portfolio Enhanced Applications Accelerate delivery of AspenTech software through Emerson channels Co - develop suite of next generation control technologies across value chain Best - in - class data analytics platform for the automation market Business Model Expand use of subscription models and cloud delivery for Emerson control software Cost Savings Capture efficiencies enabled by separation of OSI Inc. and Geological Simulation Software

Substantial Value Creation for Emerson Shareholders

Benchmarking Versus Peers[1]

2021E-2023E Revenue CAGR



11%
10%
New AspenTech
Peer Median

Adj. EBITDA Margin



45%
35%
New AspenTech
Peer Median

Value Creation for Emerson Over Time ($B)



$8.5
OSI Inc. and Geological Simulation Software
$2.5
Cash
$6.0
Today's Investment
Own 55% of New AspenTech
✓ More valuable company
✓ Higher growth and margins than peers
✓ Organic and inorganic runway
Own 55% of New AspenTech Synergies
✓ Tangible opportunities
✓ Complementary products
✓ Track record of working together
Own 100% of Emerson Synergies
✓ Leverage existing installed base
✓ Expand strategic alliance
~$9-$11
~$0.6
~$1.3
~$7.3-$9.1
100% of ~$600M Emerson Synergies
55% of ~$2.4B New AspenTech Synergies
55% of New AspenTech Before Synergies @ ~27-34x Multiple²
Illustrative Future Value to Emerson

EMERSON. aspentech

[1] Peer revenue and Adj. EBITDA figures reflect IBES consensus estimates; peers include ANSYS, Autodesk, AVEVA, Bentley Systems, Dassault Systemes and PTC; market data as of 06-Oct-2021

[2] Represents range of average of peer median multiple over last 3 years (27x) to current peer median multiple (34x)

31

32 Transaction Expected to Close in 2 nd Calendar Quarter of 2022 Agreements completed at signing Key outstanding items to close Key outstanding items to close Key outstanding items to close NEXT STEPS FOR CLOSING • Customary regulatory approvals • Effectiveness of Registration Statement on Form S - 4 • AspenTech shareholder approval 32

Additional Information and Where to Find It

In connection with the proposed transaction between Emerson Electric Co. ("Emerson") and Aspen Technology, Inc. ("AspenTech"), a subsidiary of Emerson, Emersub CX, Inc. ("new AspenTech"), will prepare and file with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 that will include a combined proxy statement/prospectus of new AspenTech and AspenTech (the "Combined Proxy Statement/Prospectus"). AspenTech and new AspenTech will prepare and file the Combined Proxy Statement/Prospectus with the SEC, and AspenTech will mail the Combined Proxy Statement/Prospectus to its stockholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents AspenTech and/or new AspenTech may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS, SECURITY HOLDERS OF EMERSON AND SECURITY HOLDERS OF ASPENTECH ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE COMBINED PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND THE OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED BY ASPENTECH OR NEW ASPENTECH WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Combined Proxy Statement/Prospectus and other documents filed with the SEC by AspenTech and/or new AspenTech without charge through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of Emerson or AspenTech"

Emerson
8000 West Florissant Avenue, P.O. Box 4100
St. Louis, MO 63136
Media Relations:
EmersonPR@fleishman.com
www.emerson.com/en-us/investors
Investor Relations: Colleen Mettler, Vice President, Investor Relations

AspenTech
20 Crosby Drive
Bedford, MA 01730
Media Relations:
Andrew Cole / Chris Kittredge / Frances Jeter
Sard Verbinnen & Co.
AspenTech-SVC@sardverb.com
http://ir.aspentech.com/
Investor Relations: Brian Denyeau ICR
Brian.Denyeau@icrinc.com

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

Emerson, Aspen, Newco and certain of their respective directors and executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests in the transaction, by security holdings or otherwise, will be set forth in the Combined Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of Emerson is contained in Emerson's proxy statement for its 2021 annual meeting of stockholders, filed with the SEC on December 11, 2020, its Annual Report on Form 10-K for the year ended September 30, 2020, which was filed with the SEC on November 16, 2020 and certain of its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of Aspen is contained in Aspen's proxy statement for its 2021 annual meeting of stockholders, filed with the SEC on December 9, 2020, its Annual Report on Form 10-K for the year ended June 30, 2021, which was filed with the SEC on August 18, 2021 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

continued

EMERSON aspentech

33

Additional Information and Where to Find It

Caution Concerning Forward-Looking Statements

This communication contains "forward-looking" statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. All statements, other than historical facts, are forward-looking statements, including: statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of new AspenTech following completion of the proposed transaction; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words "may," "will," "should," "potential," "intend," "expect," "endeavor," "seek," "anticipate," "estimate," "overestimate," "underestimate," "believe," "plan," "could," "would," "project," "predict," "continue," "target" or other similar words or expressions or negatives of these words, but not all forward-looking statements include such identifying words. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements.

Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others: (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of AspenTech may not be obtained; (2) the risk that the proposed transaction may not be completed in the time frame expected by Emerson, AspenTech or new AspenTech, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of new AspenTech following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the industrial software business of Emerson with the business of AspenTech; (6) the ability of new AspenTech to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of new AspenTech; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) potential litigation in connection with the proposed transaction or other settlements or investigations that may affect the timing or occurrence of the contemplated transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in economic, financial, political and regulatory conditions, in the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic (the "COVID-19 pandemic")), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent U.S. administration; (13) the ability of Emerson, AspenTech and new AspenTech to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 pandemic; (14) the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, "shelter in place," "stay at home," workforce reduction, social distancing, shut down or similar actions and policies; (15) actions by third parties, including government agencies; (16) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (17) the risk that disruptions from the proposed transaction will harm Emerson's and AspenTech's business, including current plans and operations; (18) certain restrictions during the pendency of the acquisition that may impact Emerson's or AspenTech's ability to pursue certain business opportunities or strategic transactions; (19) Emerson's, AspenTech's and new AspenTech's ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; and (20) other risk factors as detailed from time to time in Emerson's and AspenTech's reports filed with the SEC, including Emerson's and AspenTech's annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the Combined Proxy Statement/Prospectus. While the list of factors presented here is, and the list of factors to be presented in the Combined Proxy Statement/Prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements.
Any forward-looking statements speak only as of the date of this communication. Neither Emerson, AspenTech nor new AspenTech undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

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